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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

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                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              HELLO DIRECT, INC.
                           (Name of Subject Company)

                              HELLO DIRECT, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

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                                   423402106
                     (CUSIP Number of Class of Securities)

                              E. Alexander Glover
                     President And Chief Executive Officer
                              Hello Direct, Inc.
                               5893 Rue Ferrari
                          San Jose, California 95138
                                (408) 972-1990
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

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                                With Copies To:

           Dean Witter III                     Gregory C. Smith, Esq.
 Chief Financial Officer & Secretary    Skadden, Arps, Slate, Meagher & Flom
          Hello Direct, Inc.                            LLP
           5893 Rue Ferrari                    525 University Avenue,
      San Jose, California 95138                     Suite 220
            (408) 363-6158                  Palo Alto, California 94301
                                                   (650) 470-4500

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. Security And Subject Company Information.

  (a), (b) Name and Address; Securities. The name of the subject company is Hello Direct, Inc. ("Hello Direct" or the "Company"). The address of the principal executive offices of the Company is 5893 Rue Ferrari, San Jose, California 95138. The telephone number of the principal executive offices of the company is (408) 972-1990. The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share, of the Company (the "Common Stock").

ITEM 2. Identity And Background Of Filing Person.

  (a) Name and Address. The name, business address and business telephone number of the Company are set forth in Item 1 above.

  (b) Tender Offer. This Statement relates to the tender offer by GN Acquisition Corporation, a corporation formed under the laws of the State of Delaware (the "Purchaser") and an indirect, wholly owned subsidiary of GN Great Nordic Ltd., a corporation formed under the laws of Denmark ("Great Nordic" or "Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by the Purchaser and Great Nordic (the "Schedule TO"), dated October 11, 2000, to purchase all outstanding shares of the Common Stock at a purchase price of $16.40 per share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer").

  The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 4, 2000, by and among Great Nordic, the Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the effective time (the "Effective Time") of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Great Nordic.

  A copy of the Merger Agreement is filed herewith as Exhibit 3, and is incorporated herein by reference.

  According to the Schedule TO, the principal executive offices of Great Nordic and the Purchaser are located at Kongens Nytorv 26, 1016, Copenhagen K, Denmark.

ITEM 3. Past Contacts, Transactions, Negotiations And Agreements.

 Conflicts Of Interest

  Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in the response to this Item 3, Item 4 below or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Great Nordic or the Purchaser or their respective executive officers, directors or affiliates.

 Transaction Documents

  The summaries of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to such documents, which are incorporated herein by reference.

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 Stock Options and Warrants

  The Merger Agreement provides that Great Nordic and the Company shall take all actions necessary to provide that, as of the Effective Time, each outstanding stock option, stock equivalent right or right to acquire Common Stock granted under the Company's 1992 Stock Option Plan, the 1995 Director Option Plan, the Company's 1995 Stock Plan or the 1995 Employee Stock Purchase Plan, and each outstanding warrant to purchase Common Stock, whether or not such option or warrant is then exercisable or vested (collectively, "Options"), shall be canceled. In consideration of the cancellation of such Options, Great Nordic shall, or shall cause the Surviving Corporation to, pay to holders of such Options, whether or not then exercisable or vested, an amount in respect thereof equal to (A) the excess, if any, of the Offer Price over the exercise price of each Option (which, in the case of any stock equivalent right, shall be zero) multiplied by (B) the number of shares of Common Stock subject to such Options (such payments, if any, net of applicable withholding and excise taxes). As of the Effective Time, the Company's option plans will terminate and the Company will take all action necessary to ensure that, after the Effective Time, no person will have any right under such option plans with respect to acquiring securities of the Surviving Corporation.

 Benefit Plans

  The Merger Agreement provides that, for two years following the Effective Time, the Surviving Corporation will not reduce the compensation paid to employees of the Surviving Corporation who were employees of the Company immediately before the Effective Time ("Affected Employees") and will provide benefits that in the aggregate are substantially comparable to benefits provided by the Company before the Effective Time. For purposes of determining Affected Employees' eligibility to participate, vesting and accrual or entitlement to benefits under any employee benefit plan, program, or arrangement of the Surviving Corporation, Great Nordic shall cause each Affected Employee to be credited, as of the Effective Time, with the service credited to each Affected Employee for such respective purposes immediately before the Effective Time under the Company's employee benefit plans, programs or arrangements (subject, in the case of defined benefit arrangements, to offsets for previously accrued benefits and to there being no duplication of benefits). For the year in which the Effective Time occurs, Great Nordic shall cause each Affected Employee to be credited under the employee welfare benefit plans maintained by the Surviving Corporation with all deductible payments and copayments and payments toward out-of-pocket maximums credited to the Affected Employee under the employee welfare benefit plans of the Company immediately before the Effective Time.

 Employment/Severance Agreements

  Reference is made to the information contained under the caption "Employment Contracts and Change of Control Arrangements" in Hello Direct's Proxy Statement dated April 6, 2000, which is incorporated herein by reference. The purchase of shares of Common Stock pursuant to the Offer will constitute a "change of control" for purposes of the employment and severance agreements the Company has entered into with E. Alexander Glover, the Company's president and chief executive officer, and the severance agreements the Company has entered into with all of the other officers of the Company. According to Mr. Glover's employment agreement with the Company, as amended, if termination occurs after a change of control, Mr. Glover shall receive, in addition to any other benefits to which he may be entitled, his base salary for a period of twelve months after his termination. The agreement also provides that upon termination following a change of control (other than a termination for "cause") the Company will continue to pay the premiums and other expenses for benefits offered to Mr. Glover at the time of termination. Under the agreements with other officers of the Company, if such employee or officer is terminated (other than for "cause") within one year of a change of control, he or she will receive base salary for a period of nine months following termination, as well as Company-paid premiums and benefits similar to those offered to Mr. Glover.

 Indemnification And Insurance

  Pursuant to the Merger Agreement, Great Nordic and the Purchaser have agreed that the certificate of incorporation and bylaws of the Surviving Corporation shall contain certain indemnification provisions, with respect to directors and officers of the Company prior to Effective Time, that are substantially similar to such

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provisions currently contained in the Company's certificate of incorporation and by-laws. The indemnification provisions specified in the Merger Agreement may not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of individuals who at any time prior to the Effective Time were directors or officers of the Company with respect to actions or omissions occurring at or prior to the Effective Time, unless such modification is required by law.

  For six years after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent permitted under the DGCL, the present and former officers and directors of the Company against all losses, claims, damages, liabilities, fees and expenses in connection with any claim, suit, action, proceeding or investigation that is based on or arising out of the fact that such person is or was a director or officer of the Company and relates to actions or omissions occurring at or prior to the Effective Time. The Surviving Corporation is obligated to pay expenses to any such indemnified person in advance of the final disposition of any indemnified action or proceeding to the fullest extent permitted under the DGCL, subject to the agreement of the indemnified person to repay such advances as contemplated by the DGCL.

  For a period of six years after the Effective Time, Great Nordic shall, or shall cause the Surviving Corporation to, maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy for events occurring on or prior to the Effective Time. Such coverage shall be on terms that are no less favorable to such persons than the terms now applicable under the Company's current policies. Parent will not be obligated to pay premiums in excess of 150% of the amount per annum paid by the Company as of the date of the Merger Agreement.

 The Surviving Corporation's Board Of Directors

  Promptly upon the Purchaser's purchase of at least a majority of the outstanding shares of Common Stock (on a fully diluted basis), Great Nordic shall be entitled to designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of (A) the total number of directors on the Company's Board of Directors (the "Board") (giving effect to the directors designated by Great Nordic pursuant to this sentence) multiplied by (B) the percentage that the aggregate number of shares of Common Stock beneficially owned by the Purchaser, Great Nordic and any of their affiliates bears to the total number of shares of Common Stock then outstanding. The Company shall, upon request of Great Nordic, use its reasonable best efforts promptly either to increase the size of its Board, or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Great Nordic's designees to be so elected or appointed to the Board, and shall use its reasonable best efforts to cause Great Nordic's designees to be so elected or appointed. The Company shall, upon the request of Great Nordic, also cause persons designated by Great Nordic to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which the Common Stock is listed.

  In the event that Great Nordic's designees are elected to the Board, until the Effective Time, the Company shall cause its Board to have at least three directors who are directors on the date of the Merger Agreement (the "Independent Directors"). In the event of any vacancy caused by the death or disability of an Independent Director, the remaining Independent Directors shall fill such vacancy; provided, that if no Independent Director then remains, the other directors shall appoint new directors to fill such vacancies and each such appointee shall be deemed to be an Independent Director. If prior to the Effective Time Great Nordic's designees constitute a majority of the Board, then the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) amend the certificate of incorporation or by-laws of the Company or (iv) take any other action of the Board under or in connection with the Merger Agreement.

  As of the date of this Statement, no determination has been made as to which directors of the Company will continue to serve on the Surviving Corporation's board of directors. It is expected that the board of directors of the Surviving Corporation will continue to compensate directors at levels consistent with the compensation paid to the Board.

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 Third-Party Beneficiaries

  The provisions of the Merger Agreement are not intended to confer upon any person other than the parties to the Merger Agreement any rights or remedies, provided that certain provisions discussed under the heading "Indemnification" are enforceable by the beneficiaries thereof.

 Stock Option Agreement

  The Merger Agreement provides that, if following a subsequent offering period, the Purchaser has acquired less than 90% of the Common Stock but not less than 75% of the Common Stock, then the Purchaser and the Company will enter into a stock option agreement, on customary terms, pursuant to which the Company will grant to the Purchaser an option to purchase that number of shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of such shares owned by the Purchaser and its affiliates immediately following expiration of a subsequent offering period following the Offer, results in Purchasers beneficially owning 90% of the shares of Common Stock then outstanding on a fully diluted basis.

 Non-Disclosure Agreement

  On October 18, 1999, Great Nordic and the Company entered into a Non-Disclosure Agreement which was amended on August 10, 2000, to extend its term. (as amended, the "Non-Disclosure Agreement"). The Non-Disclosure Agreement provides that for two years following the date of the Non-Disclosure Agreement, Great Nordic will keep confidential all information concerning the Company, subject to certain exceptions, and will use the confidential information for no purpose other than evaluating a possible transaction with the Company. Pursuant to the Non-Disclosure Agreement, Great Nordic also agreed to certain standstill provisions that were effective for a period of eighteen months from the date of the Non-Disclosure Agreement. Great Nordic further agreed not to hire management or employees of the Company for a period of two years except in certain specified circumstances.

ITEM 4. The Solicitation Or Recommendation.

  (a) Recommendation of the Board. At a meeting held on October 3, 2000, the Board unanimously (i) determined that the Offer, the Merger and the Merger Agreement are advisable, fair to, and in the best interests of, the Company's stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Common Stock pursuant thereto and, if necessary under the DGCL, approve and adopt the Merger Agreement.

  (b) Background; Reasons for the Recommendations of the Board

  From time to time, the Company had been approached by a small number of companies that expressed some interest in a strategic business arrangement. Some of these companies indicated a possible desire to acquire the Company, but none of those discussions proceeded beyond the preliminary stage.

  Great Nordic, together with GN Netcom A/S and GN Netcom, Inc. (each, a direct or indirect wholly owned subsidiary of Great Nordic, and collectively, "GN Netcom"), and the Company have had business contacts for several years.

  In October, 1998, P. Michael Fairweather, President and Chief Executive Officer of GN Netcom, Inc., met with E. Alexander Glover, President, Chief Executive Officer and Director of the Company and Raymond E. Nystrom, Vice President of Operations, Chief Financial Officer and Secretary of the Company to discuss business opportunities. The parties discussed various alternatives, but no actions were pursued at that time.

  On February 18, 1999, Michael Fairweather and Christian F. Tillisch, then Chief Executive Officer of GN Netcom A/S, met with Alexander Glover and other members of the Company's management team at the Company's San Jose, California headquarters to explore the possibilities of a collaboration or a strategic transaction. The parties discussed various alternatives, but no actions were pursued at that time.

                                       4
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  At its meeting on July 16, 1999, the Company's Board of Directors reviewed and discussed the Company's strategic plan. The Board discussed the current and future state of the Company's business, the Company's strategic position, near and long-term prospects and the possibility that the Company should conduct a systematic review of its strategic alternatives, including alternatives to proceeding as an independent company, to increase stockholder value.

  In August, 1999, senior management of the Company met with representatives of several financial advisors. At its meeting on September 7, 1999, the Board of Directors of the Company selected a financial advisor to render assistance with respect to the consideration and implementation of strategic alternatives for the Company.

  At the Board's direction, Company management reviewed a list that had been developed to identify leading candidates to enter into a strategic transaction with the Company. The Company's financial advisor contacted, on a confidential basis, 23 parties who were considered to be the most eligible candidates. Of these initial contacts, nine, including Great Nordic, entered into non-disclosure agreements with the Company.

  At the Board's direction, the Company, with the assistance of its financial advisor, provided to each of these nine parties certain financial and other information regarding the Company. By November 30, 1999, four of these parties, including Great Nordic, had submitted initial, non-binding indications of interest in a potential business combination with the Company. Great Nordic submitted a preliminary, non-binding indication of interest regarding a possible acquisition of the Company, subject, among other things, to completion of due diligence and the negotiation of definitive agreements.

  During the period from November 30, 1999 to January 20, 2000, various representatives of these four parties met with representatives of the Company and conducted due diligence. On December 17, 1999, Great Nordic submitted a revised, non-binding indication of interest proposing a transaction under which Great Nordic would acquire only certain lines of the Company's business, while certain rights to remaining lines of business and technology would be retained for the benefit of the Company's stockholders or sold to a third party.

  During this time, the Board of Directors of the Company reviewed progress at its meetings on October 13, 1999, December 9, 1999 and January 12, 2000. On January 20, 2000, the Board held a meeting attended by senior management of the Company and representatives from the Company's financial advisor. At this meeting, the Board discussed the revised indications of interest from Great Nordic and from two of the other three parties who had previously indicated interest. One party declined to submit a revised indication of interest. The Board determined to reject each of these proposals, but instructed management to continue to negotiate with each of the parties.

  On January 24, 2000, the Company informed representatives of Great Nordic that it did not intend to pursue Great Nordic's proposals at that time. Following this Board meeting, the party who had previously declined to submit a revised indication of interest delivered such a revised proposal to the Company and engaged in further due diligence review. This party subsequently withdrew its proposal, as did one of the other parties.

  Because representatives of the Company were unable to resolve issues in respect of the one remaining indication of interest and in the absence of a competing offer, the Board agreed to discontinue discussions with third parties regarding a possible transaction. On March 14, 2000, the Company's engagement agreement with its financial advisor expired in accordance with its terms.

  At the direction of the Board of Directors, the Company's management retained a new financial advisor, William Blair & Company, L.L.C. ("Blair"), on April 12, 2000 and authorized Blair to make initial contact, on a confidential basis, with certain parties viewed by Blair as potential candidates for a possible transaction with the Company. During the next three months, Blair contacted 77 parties. The Company, with Blair's assistance, prepared confidential financial and other information for distribution to those who had indicated interest in a possible transaction. Between May 23, 2000 and June 14, 2000, members of senior management and representatives of Blair met with three parties who indicated such an interest. In addition, Blair met independently with two other parties.

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  On July 20, 2000, the Board held a meeting attended by senior management of the Company and representatives of Blair. Blair reported to the Board that it had received four initial non-binding indications of interest. Blair indicated that five additional parties had been slow in responding and that Blair expected to hear from them by the end of July. As these parties met with certain members of senior management and engaged in their respective due diligence reviews, the Board instructed Blair to contact several of the parties previously engaged in discussions with the Company regarding a possible transaction to renew their interest in the process, if possible.

  During this period, on August 8, 2000, Michael Fairweather contacted Alexander Glover to discuss the status of the process described above. Mr. Glover informed Mr. Fairweather that the Company had engaged a new financial advisor, Blair, and invited Great Nordic to participate in a new round of discussions concerning a possible transaction with the Company. On August 10, 2000, Great Nordic signed a letter agreement with Blair, extending the term of the earlier non-disclosure agreement by 10 months. On August 15, 2000, Blair, on behalf of the Company, furnished financial and other information to Great Nordic, together with a draft agreement and plan of merger.

  By the close of business on September 18, 2000, Blair had been informed that three of these parties would not be submitting proposals and had received two non-binding indications of interest, one of which was from Great Nordic.

  One third party submitted a non-binding indication of interest to acquire the stock of the Company in a stock-for-stock exchange, at a stated value of $17.00 per share, based on the then current value of such third party's stock. This third party's proposal was subject to a number of conditions, including, among other things, (i) the satisfactory completion of due diligence, (ii) the approval of the respective boards of directors, (iii) the negotiation and execution of a binding merger agreement in late October after third quarter earnings announcements, and (iv) qualification of the transaction for "pooling of interests" accounting treatment. Such proposal also was subject to potential adjustments to the proposed purchase price, based on the trading range of each company's stock and the Company's aggregate fees and expenses incurred in connection with the transaction.

  On September 18, 2000, Great Nordic submitted a non-binding proposal to acquire all outstanding common stock of the Company, on a fully diluted basis, for an aggregate price of $95 million, less net long-term indebtedness. Great Nordic's September 18, 2000 proposal was subject to various conditions, including the satisfactory completion of due diligence, the approval of the respective Boards of Directors of Great Nordic and the Company, and negotiation and execution of a binding merger agreement.

  On September 19 and 20, 2000, representatives of GN Netcom, counsel to Great Nordic and GN Netcom, and Great Nordic's tax advisors conducted further due diligence and began discussing the principal terms of a proposed definitive merger agreement.

  On September 20, 2000, the Board of Directors of the Company held a special meeting, attended by representatives of Blair and outside counsel to the Company, for the purpose of evaluating the offers received. The Board considered the proposals and reviewed the proposed terms and conditions set forth in draft agreements previously submitted to the Company. The Board instructed management to continue discussions and negotiations with each of the parties. Blair informed both companies of the Board's decision.

  During the period from September 21, 2000 to September 30, 2000, representatives of Blair, the Company, Great Nordic and GN Netcom spoke several times regarding Great Nordic's proposal. During this period, such representatives continued to negotiate and revise draft agreements and the terms of the transaction, including negotiation of the terms of a proposed stock option agreement. On September 29, 2000, in response to the Company's requests to submit a final revised proposal, Great Nordic submitted a revised offer to purchase all outstanding shares of the Company's capital stock for $16.40 per share in cash, subject to the same conditions as the September 18, 2000 offer (other than completion of legal and business due diligence). Great Nordic also submitted a revised draft agreement reflecting the parties' negotiations.


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  On September 29, 2000 also in response to the Company's requests to submit a revised proposal, the other party again proposed a stock-for-stock transaction at a stated value of $17.00 per share, subject to the same conditions as its September 18, 2000 proposal.

  At a meeting held on September 30, 2000, the Board of Directors of the Company, after considering, among other things, the alternative transaction structures available, and consultation with Blair and outside counsel, confirmed its preference for an all cash deal. Negotiations between the Company and Great Nordic continued through October 3, 2000, culminating in the Company and Great Nordic agreeing upon a form of definitive agreement to be presented for review by the Company's Board of Directors at a meeting scheduled for October 3, 2000.

  On October 3, 2000, the Company's Board of Directors convened to consider the terms of the proposed transaction. Blair made a presentation to the Board of Directors and delivered its oral opinion, as of such date, as to the fairness of the $16.40 cash consideration to be paid in the Offer and the Merger to the holders of the shares. The Board of Directors then analyzed and discussed the Offer, the Merger Agreement and the Merger. The Board of Directors unanimously (i) determined that each of the Offer, the Merger and the Merger Agreement is fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger. (if such approval is required by applicable law).

  On October 4, 2000, the Board of Directors of Great Nordic met and approved the Offer, the Merger Agreement and the Merger. Thereafter, representatives of the Company, Great Nordic and Purchaser executed the Merger Agreement and the Stock Option Agreement.

 Reasons For The Recommendations Of The Company's Board

  A copy of the letter to the Company's stockholders communicating the recommendation of the Board and the press release relating thereto are filed as Exhibits 6 and 8 hereto and are incorporated by reference herein.

In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, and, if necessary under the DGCL, approve and adopt the Merger Agreement, the Board considered a number of factors including:

  . The Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, current business strategy, future business prospects, the nature of the markets in which the Company operates, including their growth prospects, the Company's position in such markets and the historical and current market prices for the Common Stock.

  . The number of strategic initiatives that had to be executed, without significant margin for error or slippage, for the Company to achieve the financial results contemplated by its strategic plan and expected by analysts, without near-term dilution of earnings.

  . Presentations by the Company's management relating to the Company's financial performance and future prospects.

  . Presentations by Blair concerning the Company and the financial aspects of the Offer and alternative transaction structures.

  . The extensive information-gathering process undertaken before the signing of the Merger Agreement, as described under "Background".

  . The fact that the Company contacted a large number of potential acquirers, including all of the companies that it reasonably considered to be potential interested parties, concerning possible business combinations, and such exposure resulted in only one other party making a definitive proposal, on terms less favorable than the Offer.

  . The oral and written opinions of Blair that, as of the date of such opinions, the Offer Price is fair, from a financial point of view, to the Company's stockholders. A copy of such written opinion setting forth assumptions made and matters considered and limitations set forth by Blair is included as Annex A hereto and should be read in its entirety.

  . The historical market prices, price-to-earnings ratios, EBITDA and other multiples, recent trading activity and trading range of the Common Stock, including the fact that the Offer Price represents (i) a premium of approximately 41% over the $11.625 closing price of the Common Stock on the Nasdaq on October 4, 2000, the last full trading day prior to the announcement of the Offer; (ii) a premium of approximately 57% over the average closing price of the Common Stock on the Nasdaq for the 30 days prior to the announcement of the Offer; (iii) a premium of approximately 38% over the average closing price of the Common Stock on the Nasdaq for the 12 months prior to the announcement of the Offer; (iv) a discount of less than 1% from the highest closing price of the Common Stock on the Nasdaq during the 12 months prior to the announcement of the Offer; and
     (v) a premium of approximately 108% over the lowest closing price of the Common Stock on the Nasdaq for the 12 months prior to the announcement of the Offer.

  . The fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Common Stock.

  . The fact that the Company may, subject to the terms of the Merger Agreement, terminate the Merger Agreement in order to approve an unsolicited tender offer or exchange offer for all the shares of Common Stock or other proposed business combination by a third party that the Board determines in good faith to be fully financed or capable of being financed and financially superior to the Offer, if the company has complied with its obligation to give Great Nordic notice and an opportunity to match such unsolicited offer, upon the payment to Great Nordic of a $3.5 million termination fee plus expenses, the total not to exceed $5 million.

  . The fact that Great Nordic's and the Purchaser's obligations under the Offer are not subject to any financing condition.

  . The limited ability of Great Nordic or the Purchaser to terminate the Offer or the Merger Agreement.

  . The impact of the Offer and the Merger on existing stock options and other benefits of Company personnel.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

  (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors, and affiliates currently intend to tender all shares of Common Stock held of record or beneficially by them pursuant to the Offer. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director, or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

ITEM 5. Person/Assets, Retained, Employed, Compensated Or Used.

  Pursuant to a letter agreement dated April 12, 2000, the Company formally retained Blair to provide general financial advisory services to, and to advise the Company concerning, one or more strategic transactions, including a possible acquisition, sale, merger, joint venture or business combination, and, if requested, to render an opinion to the Board regarding the fairness, from a financial point of view, to the holders of the Common Stock of the consideration to be received in any such strategic transaction. The Board retained Blair based upon Blair's qualifications, experience and expertise, particularly with respect to the Company's industries.

  Pursuant to the Blair engagement letter, the Company agreed to pay to Blair
(i) a cash retainer, (ii) a fee for delivery of an opinion and (iii) a sliding-scale fee, payable upon consummation of a strategic transaction, which is based upon the aggregate value of the strategic transaction. The cash retainer and opinion fees are creditable against the fee payable upon consummation of a strategic transaction. Prior to delivery of its fairness opinion relating to the Offer, Blair received retainer fees aggregating $50,000. Blair will receive a cash opinion fee of $150,000 and, if the Company consummates the transaction described in this Statement, Blair will receive a net additional cash fee of approximately $1,000,000, plus out-of-pocket expenses. The Company has also agreed to reimburse Blair for certain costs and expenses. In addition, the Company has also agreed to indemnify Blair against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Blair's engagement or, if such indemnification is unavailable to Blair or insufficient to hold it harmless, then the Company has agreed to contribute to the amount paid or payable by Blair as a result of such occurrence.

  Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. Recent Transactions And Interest With Respect To Securities.

  Except as set forth below, no transactions in shares of Common Stock have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

  On August 31, 2000, the Company, on behalf of participants in its Employee Stock Purchase Plan, issued 22,033 shares, at a price per share of $9.1906, which was equal to 85% of the closing price, as quoted on the Nasdaq National Market, per share of Common Stock on that date.

ITEM 7. Purposes Of The Transaction And Plans Or Proposals.

  Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person;
(ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the current dividend rate or policy or in the indebtedness or capitalization of the Company.

  Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

ITEM 8. Additional Information to Be Furnished.

 Appraisal Rights

  Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise under Delaware Law, complies with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holders (the "Dissenting Shares"). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware Law and is qualified in its entirety by reference to Delaware Law.

  If any holder of Shares who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the Delaware Law, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his demand for appraisal and acceptance of the Merger.

  Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

 Section 14(F) Information Statement

  The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. Material To Be Filed As Exhibits.

  The following Exhibits are filed herewith:

 Exhibit 1. Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*

 Exhibit 2. Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*

 Exhibit 3.  Agreement and Plan of Merger, dated October 4, 2000, by and among
             Great Nordic, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO)

 Exhibit 4. Non-Disclosure Agreement, dated as of October 27, 2000, between the Company and GN Netcom (incorporated by reference to Exhibit
             (d)(3) to the Schedule TO).

 Exhibit 5.  Non-Disclosure Agreement dated as of August 10, 2000, between the
             Company and GN Netcom (incorporated by reference to Exhibit d(4) to the Schedule TO).

 Exhibit 6.  Letter to Stockholders of the Company, dated October 11, 2000.*

 Exhibit 7. Opinion of Blair, dated October 4, 2000 (included as, and incorporated by reference to, Annex A attached hereto).

 Exhibit 8. Press release of Great Nordic, dated October 4, 2000 (incorporated by reference to the Company's filing of the Joint Press Release with the Securities and Exchange Commission under cover of
             Schedule 14D-9 on October 5, 2000).

 Exhibit 9.  Certificate of Incorporation of the Company, as amended
             (incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Securities Exchange Commission on April 6, 1995).

 Exhibit 10. Bylaws of the Company, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended March
             27, 1998).

 Exhibit 11. The Information Statement of the Company, dated October 11, 2000
             (included as, and incorporated by reference to, Annex B attached hereto).

 Exhibit 12. Employment Agreement, dated as of March 24, 1995, by and between the Company and E. Alexander Glover (incorporated by reference to the exhibit filed with the Company's Form S-1 filed with the Securities and Exchange Commission on April 6, 1995).

 Exhibit 13. Amendment to Employment Agreement, dated as of July 1, 1997, by and between the Company and E. Alexander Glover (incorporated by reference to the exhibit filed with the Company's Form 10-K filed with the Securities and Exchange Commission on March 27, 1998).

 Exhibit 14. Amendment to Employment Agreement, dated as of April 27, 2000, by and between the Company and E. Alexander Glover.

 Exhibit 15. Form of Employee Severance Agreement entered into between the
             Company and each of its executive officers (incorporated by reference to the exhibit filed with the Company's Form 10-Q filed with the Securities Exchange Commission on July 24, 1998).

--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HELLO DIRECT, INC.

                                          By: _________________________________
                                            Name: E. Alexander Glover
                                            Title: President and Chief
                                            Executive Officer

Dated: October 11, 2000

                                                                        ANNEX A

                         OPINION OF FINANCIAL ADVISOR
                         WILLIAM BLAIR & COMPANY, LLC

                            William Blair & Company
                           Limited Liability Company

                                                                October 3, 2000

Board of Directors
Hello Direct, Inc.
5893 Rue Ferrari
San Jose, California 95138-1857

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders (collectively, the "Stockholders") of the outstanding shares of common stock, par value $0.001 per share) (the "Common Stock") of Hello Direct, Inc (the "Company") of the $16.40 per share in cash (the "Merger Consideration") proposed to be paid to the Stockholders pursuant to the proposed Agreement and Plan of Merger (the "Merger Agreement") by and among GN Great Nordic ("GN"), GN Acquisition Corporation, an indirect wholly owned subsidiary of GN ("Merger Sub"), and the Company. Pursuant to the terms of and subject to the conditions set forth in the proposed Merger Agreement, Merger Sub will make a cash tender offer (the "Offer") for each outstanding share of common stock, at a price per share equal to the Merger Consideration and that thereafter the Company will be merged into Merger Sub (the "Merger") and each then outstanding share of Common Stock of the Company will be converted into the right to receive the Merger Consideration upon consummation of the Merger. In connection with the Merger, each then outstanding employee stock option, whether or not then exercisable or vested, would be cancelled and the holder thereof would be entitled to an amount in cash equal to the excess of the Merger Consideration over the exercise price of such option.

  In connection with our review of the proposed Offer and Merger and the preparation of our opinion herein, we have examined: (a) the proposed Merger Agreement; (b) audited historical financial statements of the Company for the three years ended December 31, 1999; (c) the unaudited financial statements of the Company for the eight months ended August 31, 2000 and the eight months ended August 31, 1999; (d) certain internal business operation and financial information and forecasts of the Company (the "Forecasts"), prepared by the senior management of the Company; (e) certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our inquiry; (f) information regarding publicly available financial terms of certain other business combinations that we considered relevant to our inquiry; (g) current and historical market prices and trading volumes of the Common Stock; (h) information regarding percentage premiums paid for public companies over trading market prices prior to the announcement of an acquisition or merger transaction of relevant size; and (i) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company to discuss the foregoing, have considered other matters which we have deemed relevant to our inquiry and have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant or appropriate. In connection with our engagement, we were requested to approach, and held discussions with third parties to solicit indications of interest in a possible acquisition of the Company.

  In rendering our opinion, we have assumed and relied, without assuming any duty of independent verification, upon the accuracy and completeness of all the information examined by or otherwise reviewed or discussed with us for purposes of this opinion including without limitation the Forecasts provided by senior management. We have not made or obtained an independent valuation or appraisal of the assets, liabilities or solvency of the Company. We have been advised by the senior management of the Company that the Forecasts examined by us have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company. In that regard, we have assumed, with your consent, that (i) all material assets and liabilities (contingent or otherwise) of the Company are as set forth in the Company's financial statements or other information made available to us; and (ii) the Merger will be accounted for under the purchase method. We express no opinion with respect to the Forecasts or the estimates and judgments on which they are based. Our opinion herein is based upon economic, market, financial and other conditions existing on, and other information disclosed to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the Offer and the Merger will be consummated on the terms described in the proposed Merger Agreement, without any waiver of any material terms or conditions by the Company.

  William Blair & Company has been engaged in the investment banking business since 1935. We continually undertake the valuation of investment securities in connection with public offerings, private placements, business combinations, estate and gift tax valuations and similar transactions. In the ordinary course of our business, we may from time to time trade the securities of the Company or GN for our own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. We have acted as the investment banker to the Company in connection with the Offer and the Merger and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement.

  Our investment banking services and our opinion were provided for the use and benefit of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the proposed Merger Agreement. Our opinion is limited to the fairness, from a financial point of view, to the Stockholders of the Merger Consideration to be received in connection with the Offer and the Merger, and we do not address the merits of the underlying decision by the Company to engage in the Offer and the Merger and this opinion does not constitute a recommendation to any Stockholder as to how such Stockholder should act with respect to the proposed Offer and the Merger. It is understood that this letter may not be disclosed or otherwise referred to without prior written consent, except that the opinion may be included in its entirety in a tender offer or solicitation recommendation or proxy statement mailed to the Stockholders with respect to the Offer and the Merger.

  Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof the Merger Consideration to be received by the Stockholders is fair, from a financial point of view, to such Stockholders.

                                          Very truly yours,

                                          /s/ WILLIAM BLAIR & COMPANY, LLC

                                                                        ANNEX B

                              HELLO DIRECT, INC.
                               5893 RUE FERRARI
                          SAN JOSE, CALIFORNIA 95138

                       INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about October 11, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Hello Direct, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by GN Great Nordic, LTD. ("Great Nordic"), a corporation formed under the laws of Denmark, to a majority of seats on the Board of Directors (the "Board of Directors") of the Company. On October 4, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Great Nordic and GN Acquisition Corporation (the "Purchaser"), a corporation formed under the laws of the State of Delaware and a wholly owned indirect subsidiary of Great Nordic, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $.001 per share, of the Company (the "Common Stock") at a price per share of $16.40 net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated October 11, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and Great Nordic with the Securities and Exchange Commission (the "Commission") on October 11, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Great Nordic. At the effective time of the merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares that are owned by Great Nordic, the Purchaser, any of their respective subsidiaries, the Company or any of its subsidiaries, and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DGCL) will be converted into the right to receive $16.40 in cash or any greater amount per share paid pursuant to the Offer.

  The Offer the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on October 11, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Great Nordic, the Purchaser or the Great Nordic Designees (as defined herein) has been provided by Great Nordic. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on October 11, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, November 7, 2000, unless the Purchaser extends it.

General

  The Common Stock is the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. As of September 30, 2000, there were 5,327,128 shares of Common Stock outstanding, of which Great Nordic and the Purchaser own 100 shares as of the date hereof.

Rights To Designate Directors and Great Nordic Designees

  The Merger Agreement provides that, promptly upon the purchase of and payment for shares of Common Stock by the Purchaser pursuant to the Offer, Great Nordic will be entitled to designate at least a majority of the members (the "Great Nordic Designees") of the Board of Directors.

  The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board of Directors or exercise its reasonable best efforts to secure the resignations of such number of directors, or both, as is necessary to enable the Great Nordic Designees to be elected to the Board and, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder, will cause the Great Nordic Designees to be so elected. At such time, the Company will, if requested by Great Nordic, also cause directors designated by Great Nordic to constitute at least the same percentage (rounded up to the next whole number) of each committee of the Board of Directors as such directors constitute on the Board of Directors.

  Notwithstanding the foregoing, if shares of Common Stock are purchased pursuant to the Offer, there will be until the Effective Time at least three members of the Board of Directors who were directors on the date of the Merger Agreement and who are not employees of the Company.

  Great Nordic has informed the Company that the Great Nordic Designees will be the directors and executive officers of Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference. Each such individual has consented to serve as a director of the Company if appointed or elected. None of the Great Nordic Designees currently is a director of, or holds any position with, the Company. Great Nordic has advised the Company that, to the best of Great Nordic's knowledge, except as set forth below, none of the Great Nordic Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Great Nordic and the Company that have been described in the Schedule TO or the Statement.

  The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Great Nordic Designees are set forth in Schedule I of the Offer to Purchase. Unless otherwise indicated, each such individual has held his or her present position as set forth therein for the past five years. Each such person is a citizen of the United States, except for Niels B. Chistiansen and Poul Erik Tofte, who are Danish citizens and the business address of each Great Nordic Designee is set forth opposite such person's name in Schedule I of the Offer to Purchase.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information regarding the beneficial ownership of Common Stock of the Company as of September 30, 2000 as to (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and each nominee for director of the Company, (iii) each of the executive officers named in the Summary Compensation Table in "Compensation of Executive Officers" below and
(iv) all directors and executive officers as a group.

                                                               Beneficial
                                                              Ownership(1)
                                                          --------------------
                                                          Number of Percent of
Beneficial Owner                                           Shares     Total
----------------                                          --------- ----------
Wellington Management Company, LLP (2)...................  503,400      9.5
  75 State Street
  Boston, MA 02109
Dimensional Fund Advisors, Inc. (3)......................  379,200      7.1
  1299 Ocean Ave., 11th Floor
  Santa Monica, CA 90401
E. Alexander Glover (4)..................................  229,669      4.2
John B. Mumford (5)......................................  214,580      4.0
Charles E. Volwiler (6)..................................  115,425      2.2
Ronald J. Becht, Jr. (7).................................   98,135      1.8
Dennis P. Waldera (8)....................................   93,423      1.7
William P. Sousa (9).....................................   58,088      1.1
Michael S. Young (10)....................................   45,603      *
Dean Witter III (11).....................................   25,103      *
John W. Combs (12).......................................   21,250      *
Ruth A. Grouell (13).....................................   17,052      *
Gerald L. Beckwith (14)..................................    5,250      *
Steven J. Gomo (15)......................................    5,250      *
All executive officers and directors as a group (12
 persons) (16)...........................................  928,828     16.1

--------
 *  Less than 1%
(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of September 30, 2000 are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(2) As reported by www.nasdaq-online.com as of September 30, 2000.
(3) As reported by www.nasdaq-online.com as of September 30, 2000.
(4) Includes 174,373 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(5) Includes 148,469 shares held by the Mumford Family Trust, 19,261 shares held by the Crosspoint Retirement Plan for the benefit of Mr. Mumford (the "Retirement Plan"), 29,600 shares held in an individual retirement account (the "IRA") for the benefit of Mr. Mumford and 17,250 shares issuable upon exercise of stock options exercisable within 60 days of September 30, 2000. Mr. Mumford is also a trustee of the Mumford Family Trust. Mr. Mumford retains the right to direct the voting and disposition of the shares held by the Mumford Family Trust. Accordingly, Mr. Mumford may be deemed to be a beneficial owner of these shares. Mr. Mumford disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. This number does not include 66,572 shares held by various trusts for the benefit of children of Mr. Mumford. Mr. Mumford disclaims beneficial ownership of such shares.

(6) Includes 2,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(7) Includes 75,518 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(8) Includes 57,831 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(9) Includes 24,315 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(10) Includes 24,829 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(11) Includes 19,000 shares issuable upon the exercise of warrants and 5,103 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(12) Includes 17,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(13) Includes 16,561 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(14) Consists of 5,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(15) Consists of 5,250 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000.
(16) Includes 425,780 shares issuable upon the exercise of stock options exercisable within 60 days of September 30, 2000 and 19,000 shares issuable upon the exercise of warrants.

                              BOARD OF DIRECTORS

Terms Of Directors

  The directors are elected to serve until the next annual meeting.

Directors and Executive Officers

  The current executive officers of the Company are as follows:

  E. Alexander Glover, age 57, was appointed President in June, 1997 and Chief Executive Officer of the Company in December, 1997 after joining the Company in 1995 as Executive Vice President. From 1983 to 1994, Mr. Glover was Senior Vice President, Marketing and R&D for Kransco Group Companies ("Kransco"), the largest privately held toy and sporting goods company in the United States. Mr. Glover was also a member of the Corporate Executive Committee at Kransco. From 1969 to 1983, Mr. Glover progressed through various senior marketing management positions with Procter & Gamble Co., in its Paper and Packaged Soap/Detergent Divisions. Mr. Glover holds a B.A. from Harvard and an M.B.A. from Stanford University.

  Ronald J. Becht, Jr., age 44, joined the Company in 1993. From 1991 to September 1993, he was President and Chief Executive Officer of Personal Computing Tools, a direct marketer of data acquisition and control products which was acquired by Software Developers Corporation, a direct marketer of engineering, software and hardware products. From 1981 to 1991, he served in various marketing positions with Inmac Corp., a direct marketer of computer hardware and software products, most recently as Director of Worldwide Marketing. Mr. Becht holds a B.S. in Business from the University of San Diego.

  Ruth A. Grouell, age 53, joined the Company in 1998. From 1995 to 1997, she was Director of Human Resources for Geron Corporation, a biotech company. From 1993 to 1995, she managed the training and development department for Syntex Pharmaceuticals. From 1988 to 1991, she led efforts to re-engineer business processes at Ford Aerospace. Earlier, she was an organizational development consultant for the U.S. Army in Europe. Ms. Grouell holds a B.A. in English from the University of Iowa and an M.S. in Counseling from San Diego State University.

  Dennis P. Waldera, age 52, joined the Company in 1996. From 1983 through early 1996, Mr. Waldera held various positions, lastly Executive Vice President and Managing Director, with Clarion Marketing and Communications, one of the largest marketing consulting, sales promotion, and direct marketing services firms in the United States. He was also a member of Clarion's Management Committee and Board of Directors. From 1978 through 1982, Mr. Waldera was a Vice President of Glendinning Associates, a marketing, promotion, and sales consulting company. Mr. Waldera began his career at Procter & Gamble Co., where from 1972 to 1978 he progressed through various marketing management positions in the Paper Products Division. Mr. Waldera holds a B.B.A. from the University of Wisconsin and an M.B.A. from Northwestern University.

  Dean ("Kip") Witter III, age 53, was appointed interim Chief Financial Officer and Secretary of the Company in February, 1999, and appointed the permanent Chief Financial Officer on April 1, 2000. Previously, as a senior consultant in The Brenner Group, Inc., an interim management and financial advisory services firm, Mr. Witter served as acting CFO for Telcontar, GenOA Corporation, and BusinessBots, Inc. Prior to that, he was a principal in two start ups. From 1976 until 1989 Mr. Witter worked at Amdahl Corporation, where he rose to the position of Vice President and Treasurer. Mr. Witter holds a B.A. from Harvard and an M.B.A. from Stanford University.

  Michael S. Young, age 50, joined the Company in 1998. From 1994 to 1998, he was Chief Operating Officer for Odwalla, Inc., a leading retailer of fresh squeezed juices. From 1991 to 1994, he served as Vice President of Strategic Information Systems at Kransco Group Companies, the largest privately held toy and sporting goods firm in the U.S. From 1978 to 1991, he held various information systems positions with Colgate-Palmolive Company.

  The current directors of the Company are as follows:

  Mr. Mumford, age 56, is a co-founder of the Company and has served as Chairman of the Board since the Company's inception. Mr. Mumford has served as President of Crosspoint Corporation since 1972 and as Managing General Partner of Crosspoint Venture Partners since 1982. Mr. Mumford currently serves as a director of a number of private companies primarily in the information technology area. Mr. Mumford was a director of Office Depot, a public company, from 1986 through April 1997. Mr. Mumford was a founding director of Inmac Corp. and served in such capacity until its merger with Micro Warehouse in 1996. He has served as a director of Ariba, a public company, since its inception in 1996. Mr. Mumford holds a B.S. from Arizona State University and an M.B.A. from Stanford University.

  Mr. Beckwith, age 51, has been employed by QUALCOMM since 1987 and is currently a senior vice president and the president of QUALCOMM's Wireless Systems Division. He previously held managerial and engineering positions with M/A-COM Linkabit, Mostek Corporation, National Micronetics and General Dynamics. He holds both Masters and Bachelor degrees in Electrical Engineering from San Diego State University.

  Mr. Combs, age 52, has been employed by Internet Connect, a broadband networking company, since September 1999 and is currently its Chief Executive Officer. From 1993 through September 1999, Mr. Combs was President of the Southwest Area for Nextel Communications. From 1991 to 1993, he served as Executive Vice President of Sales, Marketing and Customer Care of L.A. Cellular. Mr. Combs was President of Mitel, Inc. from 1988 to 1991. He was employed by Fujitsu Business Communications from 1977 to 1988, holding the title of Executive Vice President and General Manager--Direct Sales Division. Mr. Combs is a director of Digital Microwave, a public company. Mr. Combs earned a Bachelor of Science degree from California Polytechnic State University.

  Mr. Gomo, age 48, has been employed by Asera, Inc., an internet software company, since January 2000, and is currently its Chief Financial Officer. From 1998 to January 2000, Mr. Gomo served as Senior Vice President and Chief Financial Officer for Silicon Graphics, Inc. From 1974 to 1998, Mr. Gomo served in key financial and general management positions at Hewlett-Packard. Mr. Gomo earned a Bachelor's of Science in Business Administration from Oregon State University and a Masters in Business Administration from Santa Clara University.

  Mr. Glover. Please see Mr. Glover's biography above.

  Mr. Sousa, age 65, currently serves as a consultant to technology companies. Mr. Sousa served as the President and Chief Executive Officer of Air Communications, Inc., a high-technology marketing development company specializing in wireless data and general communications products, from 1993 to 1994. From 1991 to 1993, Mr. Sousa served as President and Chief Executive Officer of Insite Peripherals, Inc. ("Insite"), a high-technology marketing and development company specializing in high-capacity floptical disk drives. Prior to working at Insite, he was Executive Vice President of Inmac Corp., a direct marketer of computer hardware and software products.

  Mr. Volwiler, age 44, co-founded the Company in 1987 and is currently Vice President of Nickelodeon Theatres, Inc. He served as Vice President of the Company from 1987 through January 1999. Prior to co-founding Hello Direct, Mr. Volwiler was Director of Marketing for Devoke Company, Inc. In 1977 Mr. Volwiler joined Devoke, which was owned by New England Business Service ("NEBS") from 1983 to 1989. Mr. Volwiler remained with NEBS until 1987. Mr. Volwiler holds a Bachelor of Science degree in Commerce from Santa Clara University.

Board Meetings and Committees

  The Board of Directors of the Company held a total of seven meetings during fiscal 1999. The Board of Directors has a Compensation Committee and an Audit Committee. The Board of Directors has no nominating committee or any committee performing such functions.

  The Compensation Committee, which consisted of directors John B. Mumford, Gerald L. Beckwith and William P. Sousa during fiscal year 1999, met eight times by written consent during the fiscal year. John B. Mumford, Gerald L. Beckwith, and William P. Sousa have been appointed to the Compensation Committee for fiscal 2000. This Committee is responsible for determining salaries, incentives and other forms of compensation for directors and officers of the Company and administers various incentive compensation and benefit plans.

  The Audit Committee, which consisted of directors John B. Mumford, John W. Combs and Steven J. Gomo, met two times during fiscal 1999. John B. Mumford, John W. Combs and Steven J. Gomo have been appointed to the Audit Committee for fiscal 2000. This Committee is responsible for overseeing actions taken by the Company's independent auditors and reviews the Company's internal financial controls.

  No director attended fewer than 75% of the aggregate of the meetings of the Board of Directors and committees thereof, if any, upon which such director served during the period for which he has been a director or committee member.

Compensation of Directors

  In fiscal year 1999, the Company's outside directors received cash compensation of $500 for each regular Board meeting attended and were reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings. The Company plans to continue these payments in fiscal year 2000.

  In fiscal year 1999, each of the outside directors, who had served on the board for each of the six months prior to January 1999 (Messrs. Mumford, Combs and Sousa), received on January 1, 1999, a nonstatutory option grant for the purchase of 3,000 shares of the Company's Common Stock having an exercise price of $9.25 per share and vesting 25% quarterly during the fiscal year. On January 3, 2000, each of the outside directors received a nonstatutory option grant for 3,000 shares of Common Stock at an exercise price of $14.375 and vesting 25% quarterly during the fiscal year.

Compensation Committee Interlocks and Insider Participation

  The Compensation Committee consisted of John B. Mumford, Gerald L. Beckwith and William P. Sousa during fiscal 1999. The Compensation Committee makes recommendations to the Board of Directors concerning salaries and incentive compensation for directors and officers of the Company. Mr. Glover, President and Chief Executive Officer of the Company, although not a voting member of the Compensation Committee, participates in all discussions and decisions regarding salaries and incentive compensation for all employees of and consultants to the Company, except that Mr. Glover is excluded from discussions and decisions regarding his own salary and incentive compensation.

Section 16(A) Beneficial Ownership Reporting Compliance

  To the Company's knowledge based on review of copies of such forms furnished to the Company and written representations, all Forms 3, 4 and 5 required by
Section 16(a) of the Securities Exchange Act of 1934, as amended, have been timely filed with respect to the most recently concluded fiscal year.

                            EXECUTIVE COMPENSATION

                          SUMMARY COMPENSATION TABLE

Compensation of Executive Officers

  The following table sets forth the compensation earned by (i) the Company's Chief Executive Officer, (ii) each of the Company's four other most highly compensated executive officers in 1998 who were serving as executive officers at the end of 1999 and whose salary and bonus for 1999 exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the years ended December 31, 1997, 1998 and 1999:

                          Summary Compensation Table

                                                      Long-Term
                                                     Compensation
                                                     ------------
                                                        Awards
                                                     ------------
                                        Annual
                                     Compensation
                                   -----------------  Securities   All Other
                                    Salary   Bonus    Underlying  Compensation
 Name and Principal Position  Year   ($)     ($)(1)   Options(#)     ($)(2)
 ---------------------------  ---- -------- -------- ------------ ------------
E. Alexander Glover.......... 1999 $300,000 $142,500    50,000       9,419
  President, Chief Executive
   Officer                    1998  300,000  150,000    50,000       8,739
  and Director                1997  300,000  130,000    30,000       8,180

Ronald J. Becht, Jr. ........ 1999  181,250   86,100    20,000       3,712
  Vice President of Product   1998  175,000   87,500    20,000       3,626
  Marketing                   1997  150,000   66,250    20,000       2,711

Ruth A. Grouell (3).......... 1999   35,000   64,125    10,000        5524
  Vice President of
   Organizational Development 1998   20,250   10,125    15,000           0

Dennis P. Waldera............ 1999  181,250   86,100    20,000       5,228
  Vice President of Direct
   Marketing                  1998  175,000   87,500    20,000       4,930
                              1997  162,500   70,938    20,000       4,008

Michael S. Young (4)......... 1999  161,667   76,000    20,000       5,369
  Vice President, Chief
   Information Officer and
   Chief E-Commerce Officer

--------
(1) The Company establishes each year a Management Bonus Plan for which senior management is eligible. The amount of a particular employee's bonus varies depending on salary level, position with the Company and the operating results of the Company.
(2) Represents premiums for long-term disability benefits.
(3) Ms. Grouell was hired by the Company in October 1998.
(4) Mr. Young was hired by the Company in January 1999. As of December 1, 1999, Mr. Young's salary was increased to $180,000 per annum.

Option Grants in Fiscal 1999

  The following table provides information with respect to stock option grants in 1999 to the Named Executive Officers.

                                                                               Potential
                                                                              Realizable
                                                                           Value at Assumed
                                       Individual Grants(1)                 Annual Rates of
                         -------------------------------------------------    Stock Price
                         Number of    % of Total                           Appreciation for
                         Securities     Options                                 Option
                         Underlying   Granted to                              Terms($)(4)
                          Options    Employees in    Exercise   Expiration -----------------
          Name            Granted   Fiscal Year (1) Price($)(2)  Date(3)      5%      10%
          ----           ---------- --------------- ----------- ---------- -------- --------
E. Alexander Glover.....   50,000        15.1%        $ 8.94     4/27/09   $281,053 $712,244
Ronald J. Becht, Jr.....   15,000         4.5           8.94     4/27/09     84,316  213,673
Ronald J. Becht, Jr.....    5,000         1.5          12.00     1/20/09     37,734   95,625
Ruth A. Grouell.........   10,000         3.0          12.00     1/20/09     75,467  191,249
Dennis P. Waldera.......   20,000         6.0           8.94     4/27/09    112,421  284,897
Michael S. Young........   20,000         6.0          12.00     1/20/09    150,935  382,498

--------
(1) The Company granted options to purchase 332,000 shares of Company Stock to employees during 1999.
(2) The exercise price may be paid in cash, check, promissory note, shares of the Company's Common Stock (subject to approval of the Board of Directors) or any combination of such methods.
(3) Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the optionee's death or disability.
(4) The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future prices of its Common Stock.

Aggregated Option Exercises and Fiscal Year-End Option Values

  The following table sets forth information concerning options held on December 31, 1999 with respect to each Named Executive Officer.

                                                Number of Securities      Value of Unexercised
                                               Underlying Unexercised    in-the-Money Options at
                           Shares                 Options at FY-End           FY-End ($)(1)
                          Acquired    Value   ------------------------- -------------------------
          Name           on Exercise Realized Exercisable Unexercisable Exercisable Unexercisable
          ----           ----------- -------- ----------- ------------- ----------- -------------
E. Alexander Glover.....   48,125     54,006    132,291      79,584     $1,024,861    $584,255
Ronald J. Becht, Jr.....   10,367    113,187     55,416      34,584        418,743     243,437
Ruth A. Grouell.........      --         --       4,375      20,625         42,927     133,002
Dennis P. Waldera.......   35,592     60,364     33,307      41,101        274,651     311,987
Michael S. Young........   11,108        348      7,016      26,876         46,967     111,833

--------
  Calculated by determining the difference between the fair market value of the securities underlying the option and the exercise price of the option.

                            STOCK PERFORMANCE GRAPH

  Set forth below is a line graph comparing the cumulative return to the stockholders of the Company's Common Stock with the cumulative return of (i) the Nasdaq U.S. Index and (ii) a peer group consisting of the publicly traded catalog sales companies identified in Note 1 below for the period commencing April 7, 1995 (the date of the Company's initial public offering) and ending on December 31, 1999. The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, and such information shall not be incorporated by reference into any future filing under the Securities Act or Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.


Note (1). The Peer Group consists of the following companies: Blair
          Corporation, Concepts Direct, Inc., CDW Computer Centers, Inc., Corporate Express, Inc., DM Management Co., Damark International, Inc., Fingerhut Co., Inc., Geerlings & Wade, Inc., Global DirectMail, Corp., Sport Supply Group, Inc., Hanover Direct, Inc., Initio, Inc., Lands' End, Inc., Lillian Vernon Corporation, Creative Computers, Inc., Micro Warehouse, Inc., New England Business Service, Inc., Insight Enterprises, Inc., U.S. Office Products, Co., Right Start, Inc., Speigel, Inc. and TrendLines, Inc.

Employment Contracts and Change of Control Arrangements

  E. Alexander Glover, the Company's President and Chief Executive Officer, entered into an employment agreement with the Company on March 24, 1995, subsequently amended effective July 1, 1997; October 13, 1999; and April 27, 2000. Under the terms of Mr. Glover's employment agreement, Mr. Glover is employed as the Company's president and chief executive officer, reporting to the board of directors; his annual base salary is not to be less than $300,000; he is eligible for a bonus of up to 50% of his base salary provided the Company meets certain targeted financial criteria; and he is to receive an annual stock option grant for a minimum of 50,000 shares of Common Stock at the fair market value on the date of grant, provided however that the exercise price of the additional options may be limited to $500,000. The agreement expires on March 24, 2003. In the event Mr. Glover is terminated prior to the expiration of the agreement, he will be entitled to severance equal to twelve months' base salary.

  Mr. Glover, Mr. Becht, Ms. Grouell and Mr. Waldera entered into employee severance agreements with the Company during 1998. Mr. Young entered into an employee severance agreement in 1999, and Mr. Witter, in 2000. The severance agreements provide that, in the event of a Change of Control, all of the executive officer's rights to purchase stock shall be automatically vested in their entirety immediately preceding the first of (i) a Change of Control in which the rights are not assumed by the successor corporation or will be terminated or canceled, (ii) if the executive officer will not receive identical securities received by other stockholders upon exercise of such executive officer's rights or (iii) an involuntary termination of the executive officer. In the event an executive officer is terminated within one year following a Change of Control, he or she shall receive continued salary for up to 12 months, in the case of Mr. Glover, of 9 months in the case of the others and continued employee benefits, any accrued management bonus and several other immaterial benefits.

  Mr. Waldera, the Company's Vice President of Direct Marketing has an agreement with the Company providing that in the event he is terminated without cause, he will be entitled to receive his base salary and benefits for nine months following the termination, his accrued management bonus, his outstanding stock options shall become fully vested and exercisable within three months from the date of termination and he will have the option of continuing to be covered by the Executive Disability Plan at his own expense.

Indebtedness of Executive Officers

  On July 29, 1999, the Company made, to three executive officers, all of whom are named in the Summary Compensation Table, full recourse loans for the purchase of Common Stock upon the exercise by such officers of options granted under the Stock Plan, such loans having a term of five years, bearing interest at the rate of 5.25% per annum, and secured by a pledge of the Common Stock purchased therewith. Pursuant to the Stock Plan, Mr. Glover purchased 48,125 shares for $380,625, Mr. Waldera purchased 35,592 shares for $261,079, and Mr. Young purchased 11,108 shares for $99,972. All of the options exercised were vested and had been granted with exercise prices equal to the fair market value on the date of grant. All shares purchased by the executive officers under the Stock Plan are included in the Security Ownership of Directors and Executive Officers table on page 3.

  The table below shows as to each executive officer who was indebted to the Company in an amount exceeding $60,000 at any time during the period January 1, 1999 through September 30, 2000, (i) the largest aggregate amount of indebtedness outstanding during such period, and (ii) the amount of indebtedness outstanding at September 30, 2000. For each individual listed in the table below, the indebtedness shown resulted from the loans described in the preceding paragraph.

                         Largest Aggregate Principal Principal Amount of Indebtedness at
 Name of Officer           Amount of Indebtedness            September 30, 2000
 ---------------         --------------------------- -----------------------------------
E. Alexander Glover.....         $380,625.00                     $380,625.00
Dennis P. Waldera.......         $261,078.50                     $261,078.50
Michael S. Young........         $ 99,972.00                     $ 99,972.00

                                 EXHIBIT INDEX

The following Exhibits are filed herewith:

 Exhibit 1. Offer to Purchase (incorporated by reference to Exhibit (a)(1) to the Schedule TO).*

 Exhibit 2. Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).*

 Exhibit 3.  Agreement and Plan of Merger dated October 4, 2000, by and among
             Great Nordic, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO)

 Exhibit 4. Non-Disclosure Agreement, dated as of October 27, 1999, between the Company and GN Netcom (incorporated by reference to Exhibit
             (d)(3) to the Schedule TO).

 Exhibit 5.  Non-Disclosure Agreement dated as of August 10, 2000, between the
             Company and GN Netcom (incorporated by reference to Exhibit d(4) to the Schedule TO).

 Exhibit 6.  Letter to Stockholders of the Company, dated October 11, 2000.*

 Exhibit 7. Opinion of Blair, dated October 4, 2000 (included as, and incorporated by reference to, Annex A attached hereto).

 Exhibit 8.  Release of Great Nordic and the Company, dated October 4, 2000
             (incorporated by reference to the Company's filing of the Joint
             Press Release with the Securities and Exchange Commission under cover of Schedule 14D-9 on October 5, 2000).

 Exhibit 9.  Certificate of Incorporation of the Company, as amended
             (incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Securities Exchange Commission on April 6, 1995).

 Exhibit 10. Bylaws of the Company, as amended (incorporated by reference to the Company's annual report on Form 10-K for the year ended March
             27, 1998).

 Exhibit 11. The Information Statement of the Company, dated October 11, 2000
             (included as, and incorporated by reference to, Annex B attached hereto).

 Exhibit 12. Employment Agreement dated as of March 24, 1995, by and between the Company and E. Alexander Glover (incorporated by reference to the exhibit filed with the Company's Form S-1 filed with the Securities and Exchange Commission on April 6, 1995).

 Exhibit 13. Amendment to Employment Agreement dated as of July 1, 1997, by and between the Company and E. Alexander Glover (incorporated by reference to the exhibit filed with the Company's Form 10-K filed with the Securities and Exchange Commission on March 27, 1998).

 Exhibit 14. Amendment to Employment Agreement dated as of April 27, 2000, by and between the Company and E. Alexander Glover.

 Exhibit 15. Form of Employee Severance Agreement entered into between the
             Company and each of its executive officers (incorporated by reference to the exhibit filed with the Company's Form 10-Q filed with the Securities Exchange Commission on July 24, 1998).

--------
* Included in copies mailed to stockholders.


                                       1